Exhibit 99
Letter to Shareholders
First Quarter 2016

Three consecutive months of mid-teens premium growth highlight the 1st quarter, albeit the last quarter with our Property contribution counting as fully additive versus incremental from the prior year. That said, growth in our three vehicle reporting segments was impressive. Direct Personal Lines matched the headline growth with mid-teen numbers, Agency had a more than satisfactory return to growth showing consistency in the 6% range, and Commercial Lines led the way posting 20+ percentage growth results. These are certainly welcome periods but should be accepted along with the more global perspective that our growth is not always smooth. It can come in spurts depending on market conditions. Our diligence in seeking a consistent margin is seemingly not always matched by all our competitors. Consequently, we do expect to consistently achieve our target underwriting profit and equally we accept that growth may be less consistent. For those who like round numbers and milestones, we reported just over 10 million auto policies in force by quarter end, covering very close to 16.5 million vehicles. All in with our special lines, commercial, and property policies we are now north of 15 million policies.

The obvious sense of achievement in gaining customers and growing a large scale book of business must be balanced with the sobering reality that growing a business like ours and maintaining profitability is both a significant challenge and one not consistently achieved by many. Data sets are reflective of what was, and not necessarily what is emerging with mix shifts. Interesting subtrends are harder to see in population statistics, which simply means we must look harder, and we must be extremely vigilant that our rate adequacy matches the market conditions going forward with the evolving book mix. While we see ourselves as capable of achieving both, we remain fully respectful of the challenge.

First quarter profitability was very much in-line with our efforts. The Direct business did, and will continue to, produce higher aggregate combined ratios while growing at current rates. The key is to ensure both new and renewal business is meeting loss targets and that our policy life expectancy goals for amortization of acquisition expense are all being met or surpassed. So far so good, and our growth in average written premium of around 4% is a good measure of realized rate inflation needed to approximate aggregate trend numbers. Agency has slightly different dynamics, but the same challenges, and the first quarter was also well within bounds. However, in both Agency and Direct Personal Lines, net the low combined ratio contribution from Winter use of our special lines products, our auto products will likely need to continue to take rate to match expected future trends and doing so in continuous small amounts is our strategy - balancing our economic objectives with consumer retention and positive brand appeal. We execute state by state every day.

March results, compared to our prior March, produced a more extreme separation at 7.6 points on the combined ratio. Notwithstanding, last March margin results were extremely attractive with lower growth, most of the delta was attributable to weather losses as it seemed our Winter shifted to Spring in many locales, and normally later Spring hail started strong and early in some of the usual suspect states. While catastrophes deserve to be called out, they still need to be priced in, rather than a “but for” approach. We simply look to our catastrophe loads and ensure we have adequate recovery, although by design they will be spread over a policy period rather than earned in any seasonal adjustment to earned premium as a way to normalize loss ratio results. We accept the volatility that is highlighted by monthly reporting and remain committed to the pricing discipline that meets our most essential goal of an aggregate calendar 96 combined ratio.

Strong demand for our product is never easily isolated to any one factor. Market conditions and our relative price competitiveness are certainly favorable, and Commercial Lines has had for some time fewer competitors bidding in selected parts of the market. Our Platinum offering entry into the Agency channel, while successful in itself but still a small increment, has raised the Progressive profile in a manner that certainly has been very positive. Snapshot® redesign and our most current product designs, now in select markets for some time, continue their state expansion, and increasing brand strength never hurts.

With the policy acquisition machine working well, our never ending focus on retention becomes that much more important. I have suggested that our anticipated increase in our policy life expectancy has been stubbornly slow and provided somewhat of a dilemma given all other operating metrics. However, better late than never and we are now seeing the leading indicators have given way to more measurable improvement in the lagged but more certain measures that best approximate real change in life expectancy and are critical to our future pricing inputs. Aggregate measures are important, but more segmented measures that reflect the behavior of customer segments for whom we have less maturity in serving have shown very encouraging results and quite possibly our estimates are conservative having yet to fully experience the “tail” conditions.

Early hail in the hail belt made for Property results far from what we would prefer, but our enthusiasm for our Destination Era strategy for which Property plays an integral role is unaffected. Net growth has been notably slower for the ASI property unit, as they offset the loss of prior business from a producer relationship that terminated post our increased position. Now a year into the more significant ownership position, it is hard to imagine our integration and ability to work together as one entity could have gone much better, allowing our attention to be focused externally on the market opportunities.

The investment climate for the quarter is well known to most readers, and in the space of just this quarter we have seen significant volatility, notably in the equity markets. Our returns for the quarter - a fully taxable equivalent total return of 1.2% - were consistent with expectations and not remarkably changed from this time last year. We have all needed to recalibrate return expectations over the last several years. While I have stated many times we would be delighted with an increased return at risk levels we would be prepared to accept, we also recognize that our long-held discipline on operational results is a fundamental strength of our business model.

In addition to the challenges of managing profitable growth already outlined, hiring and training people in advance of need for claims and our customer relationship management groups that maintain quality of service and outcomes is high on the list and our leaders are doing a great job. Catastrophe response, which is a well-oiled machine for us, will add momentarily to the challenge, but this is where we take every opportunity to outperform for our customers.

Perhaps in the parlance of accounting this might qualify as a subsequent event for the quarter but so close to the cusp and noteworthy, I’ll work it in. We announced an important relationship and pilot program with Uber in Texas. It is unlikely that Uber’s business model needs any explanation; however, the insurance coverage under different phases of an Uber driver’s operation does require considerably greater thought. I noted in my more complete shareholders letter for 2015 that, "We enjoy embracing change and the potential for new products and will look for ways to avoid putting square pegs in round holes, rather taking opportunities for us to lead in designing solutions more responsive to contemporary realities." This is just one example of where current structures were just not suited to the task at hand and we worked collaboratively with Uber and regulators to design a solution. The details are for another time, but we have all the essential ingredients that we look for in a relationship - claims response, data collection, and scalability. We will assume limited indemnity risk until we have data to provide adequate confidence in our pricing to assume more. Our first weekend of the relationship coincided with the collegiate final four basketball tournament in Houston and I’m told our data collection is off to a great start! More to come.

The quarter was a strong contributor with positives far in front of weather setbacks. We know what we must do to continue riding the momentum at margins we expect and will enjoy communicating the next chapters of our story as the year develops.

/s/ Glenn M. Renwick
Glenn M. Renwick
President and Chief Executive Officer